Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

8 April 2021

Cellebrite Employee FAQ

1. What is a SPAC?

A SPAC, which stands for Special Purpose Acquisition Company, is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of merging with an existing company with commercial operations. SPACs have been around for decades and, recently, they've become more common, attracting top-tier underwriters and investors, and raising a record amount of IPO money in 2020.

TWC Tech Holdings II Corp. (Nasdaq: TWCT or “TWCT”) is a publicly traded SPAC that was formed by True Wind Capital, a San Francisco-based technology-focused private equity firm with a successful track record of investing in technology companies such as Airbnb, Snapchat, Fan Duel and GoDaddy. In addition, another True Wind Capital-sponsored SPAC merged with Open Lending, a leading provider of lending enablement and risk analytics solutions to financial institutions, last year. We are fortunate to have an experienced financial partner in True Wind, whose principals have played a major role in more than 30 platform investments with more than $75 billion in total transaction value and more than $15 billion of equity invested. Prior to founding True Wind Capital, Adam Clammer and Jamie Greene held strategic executive roles with Kohlberg Kravis Roberts & Co (“KKR”).

2. Why are we going public through a SPAC?

We have had tremendous success establishing Cellebrite as a global leader in Digital Intelligence solutions and merging with a SPAC is a streamlined and efficient way for Cellebrite to become a public company and raise additional capital. Upon completion of the merger, the proceeds will further accelerate our ability to execute on significant near-term growth opportunities, develop new customer solutions and expand our private sector and end market reach.

3. When will the SPAC merger be completed?

We expect the merger to close in the second or third quarter of 2021. There are standard approvals that we must receive and closing conditions that must be met before the merger can be completed. When the transaction is finalized and the merger is complete, Cellebrite will be a publicly traded company, listed on the Nasdaq under the ticker symbol CLBT. Until that time, we remain a private company.

4. Who are the companies involved?

TWCT is a SPAC that raised money from public market investors to invest in and merge with a private operating company like Cellebrite. It was formed by True Wind Capital, a technology-focused private equity firm. True Wind Capital has a track record of excellence, and its principals have played a major role in more than 30 platform investments with more than $75 billion in total transaction value and more than $15 billion of equity invested. This merger will be True Wind Capital’s third SPAC transaction after Open Lending and A Place for Rover. The founding partners of True Winds Capital have extensive experience in developing and growing global technology practices. You can read more about True Wind Capital at https://www.truewindcapital.com/.

We are also raising capital from a group of institutional and strategic investors including Light Street Capital, Makena Capital, and Axon Enterprise, Inc.

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5. What must happen before the merger is completed?

There are standard approvals and closing conditions that we must go through before completing the merger, including shareholder approvals and the U.S. Securities and Exchange Commission (the “SEC”) declaring our Form F-4 registration effective.

TWCT will schedule a special meeting for its stockholders to vote on the merger. In advance of the meeting, TWCT will prepare a proxy statement that will be sent to its stockholders in connection with its special meeting to vote on the merger. Cellebrite will also hold a stockholder meeting to approve the transaction. Stockholders holding a specific number of shares of Cellebrite stock required to approve the merger have already committed their support to the transaction.

6. Will this merger create a need to downsize “redundant” employees?

No. TWCT has no commercial operations. When the merger has closed, and we have listed on the Nasdaq, Cellebrite employees will comprise the entire operating workforce, and we will be laser-focused on the task at hand: equipping our customers with an end-to-end integrated Digital Intelligence investigative platform and solutions for the entire investigative lifecycle they need to protect and save lives, accelerate justice and preserve privacy.

7. What happens to our management team and Board of Directors?

Cellebrite’s current management team will continue to lead the Company.

Cellebrite’s proposed public company Board will be comprised of nine directors, including some members of our existing Board. The Board will be structured to meet publicly traded company standards. These individuals will be named later when we file our Form F-4 registration statement with the SEC. At closing, the Chairman of the Board of Directors at Cellebrite, Mr. Ryusuke Utsumi, will be stepping down from his position, and Mr. Haim Shani, Co-Founder & General Partner of Israel Growth Partners and a current Director of Cellebrite, will assume the Board’s Chairmanship. Mr. Utsumi will remain a member of the Board of Directors.

8. What will change once Cellebrite is a public company? What, if any, changes will be made to the way we currently conduct our business? Will this affect certain roles in the company, our structure or our daily work?

Nothing will change between now and the closing of the merger.

Upon completion of the merger, Cellebrite will be a publicly traded company listed on the Nasdaq and we will be obligated to comply with the SEC’s periodic reporting and other requirements. As a public company, we will have a higher public profile, and we are prepared for the more stringent reporting and disclosure requirements that go along with being a public company.

The company structure, employee reporting lines, and office locations will not change as a result of this merger. We will continue to drive the growth of our business and deliver the premier Digital Intelligence platform to our growing customer base.

9. Will Sun Corporation still be a shareholder of Cellebrite?

Yes. Sun will remain a shareholder.

10. When will we report earnings?

As a public company, we will report earnings following the close of each quarter.

8 April 2021

11. Will we be holding annual shareholder meetings?

Yes, as a public company, we will hold an Annual Meeting of Shareholders, whereby our shareholders of record will be able to vote on items of business put forth.

12. How can I see our SEC filings?

You can view TWCT’s filings on the SEC website here. After the merger has closed, Cellebrite will file our own materials with the SEC.

13. What should I do if someone contacts me about the merger?

Unless you have been specifically authorized to speak about the merger to that stakeholder, please reach out to Anat Earon-Heilborn & Adam Jaffe and they will provide guidance on how to handle any inquiry. You can also direct inquiries to RapidResponse@cellebrite.com, in line with our current policy.

You must not talk to press or capital market participants (investors, potential investors, or analysts) or share any confidential company information with any outside parties. Not even spouses. This is not an arbitrary ask—it is a legal mandate that we are obligated to follow during this process and is a condition of the non-disclosure agreements that we all have signed. Please note that members of the media, investors, analysts, or those otherwise looking for information may not always disclose themselves as such–it could even be customers, industry contacts or others you know personally. Please exercise extra caution and be wary of anyone (even people you know) asking you about the company or its plans.

14. How are we explaining this to customers, friends, and family?

We have a comprehensive plan to inform customers and other important stakeholders of this exciting development.

Beyond that, we are all under strict non-disclosure regulations that prohibit us from providing any other detail than what is in the announcement. As an employee, you know more than many investors or ex-employees. For this reason, and consistent with the non-disclosure agreements that you signed, you must not talk to anyone about any confidential information that was provided to you.

15. Now that Axon has invested in Cellebrite, will we be collaborating on/cross-selling solutions?

Today’s announcement was a major step in realizing our vision to become a standalone public company, and Axon’s investment in Cellebrite is a testament to their confidence in the value that we deliver to customers. Cellebrite and Axon remain separate, independent companies, and we each will continue to seek opportunities to help reshape how public safety organizations protect and save lives, accelerate justice, and preserve privacy. Cellebrite and Axon are industry leaders in adjacent market segments, helping law enforcement securely manage digital data for investigations. Our portfolio of offerings is complementary and enable law enforcement to adhere to the highest digital investigation standards. Cellebrite’s Digital Intelligence collection and review solutions and Axon’s Evidence.com platform create a unique synergy which allows customers to conduct more efficient and affective investigations with best-of-breed on-prem and Cloud solutions.

16. Can I post about this on social media?

We need to be diligent about our social media engagement on this matter. You must limit any social media activity related to this proposed merger to simple re-posts of posts that come from official Cellebrite accounts without any commentary, responses, or replies. Do not share or repost third-party posts such as media coverage, as that could be construed as a solicitation for shareholder votes for the merger and is therefore not allowed. Specific guidelines can be found in our new Social Media Policy posted on CelleConnect. We appreciate your cooperation in this matter.

8 April 2021

17. Will there be any changes to my compensation and benefits? Will employees receive any benefits, such as a bonus or options grant, as part of going public?

Your base compensation and benefits are not expected to change. For those of you who have Cellebrite stock options or restricted stock units (“RSUs”), whether vested or not, we will be sharing additional information in the coming weeks.

18. How do you expect the announcement to impact TWCT’s share price?

We can’t comment on the trading price. We should all remain focused on delivering Digital Intelligence solutions for our customers, not on the share price.

19. What will happen to my Cellebrite shares and stock options?

For those of you who have Cellebrite stock options or RSUs, whether vested or not, we will be sharing additional information in the coming weeks.

20. How can I invest in Cellebrite stock and can I purchase shares directly from the Company?

When we become a public company, you will be able to purchase our publicly listed shares, subject to the rules of our Insider Trading Policy, which you can find on CelleConnect.

21. What are the income tax consequences of the merger to shareholders?

Shareholders should consult their own tax advisor as to the tax consequences of the merger.

22. Can I buy stock in TWCT while we are waiting to complete the merger?

It is illegal for someone who has access to material non-public information or, MNPI, about a public company to trade on the basis of that information. Consequently, you and your family members should not buy shares of TWCT or Sun Corporation (either directly or through someone doing it on your behalf).

Company insiders, outsiders who misappropriate confidential information, tippers who leak confidential information, and tippees who trade on leaked information can all be liable for insider trading violations. Potential consequences of insider trading could include: disgorgement of any illegal profit or loss avoided, the loss of your job, civil penalties, jail time and criminal fines, and negative publicity.

Our Insider Trading Policy will be posted on CelleConnect.

23. What if I have more questions?

If you have additional questions about this transaction, please send them to employee.questions@cellebrite.com.

We will continue to communicate with you as things evolve; however, there are many questions that we are not yet able to answer. There will be a lot of public disclosure in the coming weeks that you will have access to. Please bear with us over the coming months as we work through a very complex process and bring it to a successful completion.

Becoming a public company comes with increased visibility and scrutiny. We are asking everyone at Cellebrite to exercise a greater degree of caution, professionalism, and confidentiality. Understand that wearing the “Cellebrite badge” means more now than ever.

8 April 2021

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings, Cellebrite or the combined company after completion of the proposed business combination (the “business combination”) contemplated by the Business Combination Agreement and Plan of Merger (the “Merger Agreement”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of TWC Tech Holdings or other conditions to closing in the Merger Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by TWC Tech Holdings. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Cellebrite and TWC Tech Holdings, Cellebrite intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of TWC Tech Holdings II Corp. in connection with TWC Tech Holdings’ solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, TWC Tech Holdings will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Cellebrite or TWC Tech Holdings may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with TWC Tech Holdings’ solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Cellebrite, TWC Tech Holdings and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

8 April 2021

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Cellebrite and TWC Tech Holdings and their respective directors and officers may be deemed participants in the solicitation of proxies of TWC Tech Holdings stockholders in connection with the proposed business combination. TWC Tech Holdings stockholders, Cellebrite’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite’s website at www.cellebrite.com, or in TWC Tech Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC Tech Holdings’ stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.